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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               CIDCO INCORPORATED
                            (Name of Subject Company)

                               CIDCO INCORPORATED
                       (Names of Persons Filing Statement)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    171768104
                      (CUSIP Number of Class of Securities)

                                 PAUL G. LOCKLIN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               CIDCO INCORPORATED
                               220 COCHRANE CIRCLE
                          MORGAN HILL, CALIFORNIA 95307
                                 (408) 779-1162

                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                     behalf of the persons filing statement)

                                 With copies to:

                            DIANE HOLT FRANKLE, ESQ.
                              WILLIAM W. CHOE, ESQ.
                        GRAY CARY WARE & FREIDENRICH, LLP
                               400 HAMILTON AVENUE
                           PALO ALTO, CALIFORNIA 94301
                                 (650) 833-2000

[X] Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

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Preliminary communication filed as part of this Schedule:

1. Transcript of teleconference, dated October 18, 2001, concerning the proposed agreement between EarthLink, Inc. and Cidco Incorporated.

Cidco stockholders are advised to read the tender offer statement and the solicitation/recommendation statement regarding the acquisition, which will be filed with the Securities and Exchange Commission upon commencement of the tender offer. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. Cidco stockholders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when it is available and other documents filed by EarthLink and Cidco with the SEC at the SEC's Web site at www.sec.gov. The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained by Cidco stockholders without cost to them from EarthLink and Cidco.

Certain of the statements contained in this presentation are forward-looking statements (rather than historical facts) that are subject to risks and uncertainties that could cause actual results to differ materially from those described. With respect to such forward-looking statements, the company seeks the protections afforded by the Private Securities Litigation Reform Act of 1995. These risks include, without limitation, risks relating to the proposed acquisition of Cidco by EarthLink, Inc., including risks relating to the satisfaction of all conditions to the transaction; risks that the company may fail to be competitive with existing and new competitors; that the company may not retain or grow its member base; that its commercial and alliance arrangements may not be as beneficial to the company as management anticipates; that demand for and availability and implementation of the company's broadband services may not continue to grow and improve as expected; that pricing structures which the company may charge for its services or which are charged generally in the market may negatively affect revenues and earnings; that churn may not improve to expected levels; that the expected level of advertising, content and commerce revenues may not be achieved; that prices charged to the company by its telecommunications providers may not continue to decline as expected; that the company may not adequately respond to technological developments impacting the Internet; that needed financing may not be available to the company if and as needed; that a significant change in the growth rate of the overall U.S. economy may occur, such that consumer and corporate spending are materially impacted; that a significant reversal in the trend toward increased usage of the Internet may occur; and that some other unforeseen difficulties may occur. This list is intended to identify certain of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included elsewhere herein. These factors are not intended to represent a complete list of all risks and uncertainties inherent in the company's business, and should be read in conjunction with the more detailed cautionary statements included elsewhere in the company's most recent filings with the SEC.
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                                      CIDCO
                                 CONFERENCE CALL
                        OCTOBER 18, 2001 - 8:30 A.M., EST
                                  FILE #2053926




                     Date of Transcription: October 18, 2001






                                  WORDZXPRESSED
                     1740 Peachtree Street, N.W., Suite 118
                             Atlanta, GA 30309-2824
      Phone (404) 872-6079 o Toll Free (800) 872-6079 o FAX (404) 873-0415

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CIDCO                                                                          2
CONFERENCE CALL
OCTOBER 18, 2001 - 8:30 A.M., EST
FILE #2053926

     OPERATOR: Good morning. My name is Heather and I will be your conference facilitator today. At this time I would like to welcome everyone to Cidco Acquisition Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press the number one on your telephone keypad, and questions will be taken in the order they are received. If you would like to withdraw your question, press the pound key. Thank you. Mr. Kent, you may begin your conference.

         KENT: Thank you and welcome to the Cidco conference call. I'm Rick Kent, Chief Financial Officer and Chief Operating Officer of Cidco Incorporated. Joining me today are Paul Locklin (PHONETIC), President and Chief Executive Officer and Bill Fall, Executive Vice President of Worldwide Sales and Marketing. If you have not received copies of the announcement of our acquisition agreement with Earthlink or the news release on third quarter financial results, please call our offices at 408-779-1162, or Paige Churchill at 713-267-7281, and they will be sent to you immediately. Before we start the conference call, I would like to mention that the comments made on this call may contain projections or other forward-looking statements regarding the future of the company. We would caution you that such statements are only predictions, and actual events or results may differ materially. We refer you to the company's recent filings with the SEC, copies of which may be accessed through the SEC's worldwide website. These documents contain important factors that could cause actual results to differ materially from those contained in the company's projections or forward-looking statements. Since we will be discussing the Earthlink tender offer, I would also like to state that Earthlink and Cidco expect to commence the tender offer as soon as practical, probably the week of October 29, 2001. Once the tender offer is commenced, Earthlink will mail offering materials to Cidco shareholders, and will file all the necessary information with the Securities and Exchange Commission. Investors are urged to read Earthlink's and Cidco's tender offer statement and other relevant documents regarding the tender offer when they become available because they will contain


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CIDCO                                                                          3
CONFERENCE CALL
OCTOBER 18, 2001 - 8:30 A.M., EST
FILE #2053926


important information related to Earthlink, Cidco and the transaction. Investors will be able to obtain these documents when they become available, as well as other documents filed by Earthlink and Cidco through the Securities and Exchange Commission's website, www.sec.gov. These documents will also be available without charge to all Cidco shareholders by contacting the information agent for the offer as will be designated in the tender offer documents that will be distributed to Cidco shareholders. This call is being recorded on behalf of Cidco, and is copyrighted material. It cannot be recorded or rebroadcast without the company's express permission and your participation implies consent to the call's recording. I will now turn the call over to Paul Locklin, who will discuss the announcement we made yesterday afternoon regarding a tender offer agreement with Earthlink Incorporated.

         LOCKLIN: Thanks, Rick. For those of you that did not see the release, let me summarize its contents briefly. On October 16th we signed an agreement with Earthlink, Inc., a major Internet service provider, which provides for a cash tender offer to acquire all the common stock of Cidco. The terms and conditions of the agreement include a cash offer of 36 cents per outstanding common share. The offer will expire unless extended twenty business days after the commencement of the offer. Conditions also include the requirements that at least 50% of the outstanding common stock be tendered and not withdrawn by the expiration date of the offer. As Rick stated, Cidco stockholders will receive a tender offer statement that will provide all the details of the agreement and answers to many of the questions I am sure you will have. I urge you to thoroughly examine this document. Now let me describe the events and situation that have led to the agreement and the unanimous recommendation by the board of directors that Cidco stockholders accept this offer by Earthlink. As you may recall, we announced in March of this year that we had retained a financial advisor to assist us in searching for and examining strategic alternatives to deal with the strong possibility of future capital resource issues. We adopted that course because we recognized that our business requires the commitment of a certain level of resources for advertising, promotion and other marketing




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CIDCO                                                                          4
CONFERENCE CALL
OCTOBER 18, 2001 - 8:30 A.M., EST
FILE #2053926



activities in order to obtain the subscriber base necessary to generate positive cash flow and profitability. This is a reality of being in a retail space, especially when we are in the process of building a new consumer brand product. Even so, we felt until recently that our budgets for co-op advertising in the retail circular programs and other marketing activities would enable us to reach the necessary subscriber levels by year-end. However, two major factors developed in the third quarter that led to much lower subscriber growth and revenues than we had planned. First, a general economic slowdown that has impacted consumer confidence and spending has caused a dramatic downturn in the retail environment. And that in turn has impacted us disproportionately. Secondly, because of the impact of consumer spending, retailers have curtailed the circular advertising programs that we have relied on to drive traffic and subscriber growth. Co-op spending with retailers has become our mainstream promotional activity because of the prohibitive cost of Cidco-driven mass media advertising. However, the economic environment today has caused retailers to concentrate on higher volume products in their circular advertising, reducing the amount of ads run for Cidco products. As a result, we participated in less than one-third of the circular promotions for which we had planned and budgeted in this last quarter. This trend continues into the fourth quarter, a vital period that we were relying on to reach our subscriber goals for the year. The impact is evident in our third quarter financial results. As we announced yesterday, gross subscriber activations were less than 60% of our plan, resulting in sales for the period that were flat with the second quarter with $5.6 million from ongoing operations and a loss of $7.5 million or 53 cents per basic and diluted share. This loss did include a non-cash charge of three point million for inventory write-downs, without which we would have had a positive gross margin, but still a substantial net loss. The write-down, in fact, is another result of the conditions I have described as being caused by the shortfall in revenue. Because of the results of the third quarter, and indications that point to the continuation of a stagnant retail economy in the current quarter, it would be unlikely that we would meet the goals we had set


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CIDCO                                                                          5
CONFERENCE CALL
OCTOBER 18, 2001 - 8:30 A.M., EST
FILE #2053926


for subscriber activations and break-even revenue without a massive expenditure for advertising and promotion to create demand. We do not have the capital resources for that kind of commitment, and it does not appear that we would have adequate opportunities to increase our participation in retail circular programs in the fourth quarter because of the trends and circumstances earlier described. We currently have about 119,000 subscribers, far short of the over 200,000 required for positive cash flow. Without the resources to create demand, we risk losing the retail channel that we have been so successful in building. And without that channel, and without additional capital, Cidco could not continue as an ongoing player in the e-mail appliance and service business. We continue to have a significant presence in over 7,500 storefronts nationwide among the nation's biggest and best retailers. We have a series of products that fill an important niche in the Internet economy, products that are viable, products with a high level of acceptance in customer satisfaction, and products that have generally been received well by retailers. We have a business strategy and a business model that is sound and proven. What we do not have are the capital resources to execute a critical part of the business strategy, advertising and promotion, for the reasons that I have described. As we stated in our news release yesterday, we have examined every avenue in an attempt to address the issue of inadequate capital resources, including strategic alliances, equity investment in debt, joint ventures and the sale of Cidco. We are now at the point where we firmly endorse this tender offer with Earthlink as the only viable alternative and in the best interest of all shareholders. And now, we'd be happy to take questions.

     OPERATOR: At this time I would like to remind everyone, in order to ask a question, please press the number one on your telephone keypad. There are no questions at this time.

     KENT/LOCKLIN(?): If there are no questions, I thank you all for participating in this morning's call. And thank you very much.

     OPERATOR: Thank you for participating in today's conference call. You may now disconnect.